UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 26, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3255 Bayside Lakes Blvd., Suite 106 Palm Bay, FL 32909
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9.	Other Events

Joint Venture Term Sheet with K2E Endeavor DMCC

On November 26, 2024, the Company entered into a binding term sheet with K2E Endeavor DMCC (“K2E”) and the owners of K2E to establish a joint venture between the Company and K2E to create an investment grade operating company that can raise capital and develop a solution to address Telecommunications Data Transfer issues. A copy of the Term Sheet is attached hereto as Exhibit 6.3 and is incorporated herein by reference.

On December 3, 2024, the Company issued a press release relating to the joint venture signed term sheet with K2E. A copy of the press release is attached hereto as Exhibit 99.2.

Exhibit No.	Description
6.1	Term Sheet by and Among Reticulate Micro, Inc. K2E Endeavor DMCC (K2E) and the Owners of K2E dated November 26, 2024
99.1	Press Release dated December 3, 2024 (K2E Term Sheet)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2024	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

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